Mail Stop 3561

December 21, 2006

Mr. Joseph M. Rigby
Chief Financial Officer
701 Ninth Street NW
Washington, DC 20068

> **Re:** **PEPCO Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 1-31403**
>
> **Potomac Electric Power Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 1-01072**
>
> **Delmarva Power & Light Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 1-01405**
>
> **Atlantic City Electric Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 1-03559**

Dear Mr. Rigby:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PEPCO Holdings, Inc. Form 10-K for the year ended December 31, 2005

General

1. In order to facilitate this review and reduce the number of comments we have not issued multiple comments for issues that may be applicable to more than one registrant referenced above in this letter. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Item 1. Business, page 1

2. Please explain to us how you assess provisional revenue which is collected, although subject to refund. Please summarize for us any amount (s) of revenue that was ultimately determined to be refunded to ratepayers and how you accounted for such refund. We see in your September 2006 Form 10Q on page 114 that your power delivery segment incurred a $5.1 million decrease in earnings resulting from the reversal of restructuring reserves associated with the ACE base rate case settlement in 2005. See paragraph 45 of SFAS no. 71.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Contractual Obligations and Commercial Commitments, page 67

3. Please revise your contractual obligations table to include payments on your planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

2. Summary of Significant Accounting Policies, page 165

4. Prospectively disclose and explain to us how you account for costs associated with planned major maintenance activities regarding your generation facilities. Please refer to FASB Staff Position, "Accounting for Planned Major Maintenance Activities," – FSP AUG AIR-1, which was posted on September 8, 2006.

Emission Allowances, page 172

5. You indicate that allowances are traded in the over-the-counter market and that you may purchase additional allowances to mitigate any exposure to penalties. Please explain how you account for allowances with a basis that may decline in value. Since you classify your emission allowances as inventory, we presume you make adjustments to net realizable value, if applicable. In this regard, quantify for us and prospectively disclose the amount of emission allowances, the balance sheet line item including the allowances and any basis adjustments to mark to net realizable value.

Accounting for Goodwill, page 173

6. Please explain the issue that generated the pre-merger tax reserve, your accounting treatment, and why the adjustments to goodwill related to the *pre merger* tax reserve should not have been recorded to income or expense.

Leasing Activities, page 175

7. Please expand your future disclosure to discuss your policies regarding the review of assumptions affecting estimated income from the leases and estimated residual values. Since the projected cash flows under the lease arrangements directly impact the carrying amount of the lease, please also include a discussion of your evaluation of the credit quality of the lessee (s).

Property, Plant, and Equipment, page 176

8. Prospectively, disclose the depreciation rates for your non-regulated generation property separately from your regulated PP&E.

9. Preferred Stock of Subsidiaries, page 202

9. Please revise to include all of the applicable disclosure required by Rule 5-02.28 of Regulation S-X including, but not limited to, a description of the redemption features of the stock and the accounting treatment for any difference between the carrying value and redemption amount.

10. Stock Based Compensation, Dividend Restrictions, and Calculations of Earnings per Share of Common Stock, page 203

10. We note your general description of the limitations the holding company is subject to with respect to its ability to pay dividends. Please disclose the amount of retained earnings or net income restricted. Further, please advise or disclose separately the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of the end of the most recent fiscal year. See Rule 4-08(e) of Regulation S-X.   Show us what your disclosure will look like revised.

Commitments and Contingencies, page 208

Restructuring Deferral, page 216

11. Based on your September 30, 2006 Form 10Q disclosure discussed on page 29 it appears that you have not charged to earnings $44.6 million of incurred costs which were disallowed by the NJBPU. Please explain in detail how you have met *all* the criteria of paragraph 9 of SFAS no 71. In this regard, it no longer appears *probable* that you will recover such costs.

16. Quarterly Financial Information, page 235

12. Based on your disclosure in note (e) it appears you included a $13.3 million gain ($8.9 million after tax) related to PCI's liquidation of a *financial investment* that was written off in 2001 in operating income. Please explain why you did not classify the gain in other income.

Form 10-Q for the period ended September 30, 2006

Earnings Overview, page 110

13. You indicate that Conectiv Energy's earnings were impacted by higher fuel costs. We realize that the cost of generation has increased significantly over the recent past. It would be helpful for a reader if you specifically quantified your generation cost by fuel type, and source (e.g. the cost per megawatt for owned generation by fuel source, and the cost of purchased power). Please revise in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3999 or Donna DiSilvio at (202) 551-3202 or, in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant